Filed by Falcon Capital Acquisition Corp.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant to Rule

14a-12 under the Securities Exchange Act of 1934

Subject Company: Sharecare, Inc.

Commission File No. 333-253113

Date: June 11, 2021

All together better 1

Proven Track Record ALL TOGETHER BETTER 1994 QDS, Founder Remote patient monitoring sold to Matria Healthcare 1998 WebMD, Founder Leading healthcare website sold for $4B 2007 HowStuffWorks, CEO Sold to Discovery Communications 2 2010 Sharecare, Founder, CEO and Chairman Comprehensive health and well - being solution to help you build a longer, better life

V ision ALL TOGETHER BETTER Sharecare is a health & well - being digital hub that unifies all the elements of individual and community health so everyone can live better, longer . We provide an interoperable platform integrating fragmented point solutions and disparate stakeholders to foster a frictionless user - friendly experience that engages people across the dynamic continuum of their healthcare needs . We’re all together better when: • we unify the entire ecosystem – health plans, employers, providers, life sciences – into one connected system • we turn point solutions into an integrated platform in the palm of a person’s hand • we turn individual progress into community transformation All Together Better 3

ALL TOGETHER BETTER

Diverse Team of Innovators, Operators, and Unifiers

sharecare



Jeff Arnold
Founder, Chairman, CEO



Justin Ferrero
President, CFO



Dawn Whaley
President, Chief Marketing Officer



Pam Shipley
COO, GM Enterprise



Laura Klein
EVP/GM, Consumer Solutions



Natalie Schneider
EVP/GM, Provider Solutions



Naveen Saxena
Chief Technology Officer



Jud Brewer, MD, PhD
Medical Director, Behavioral Health



Nirav Shah, MD, MPH
Chief Medical Officer

WebMD howstuffworks Forbes TRAVEL GUIDE CENTENE Corporation Castlight · Jiff BlueCross BlueShield of North Carolina EVERYDAY HEALTH Anthem BlueCross BlueShield JOHNS HOPKINS UNIVERSITY BILL & MELINDA GATES foundation CR Consumer Reports CNN BROWN

4

ALL TOGETHER BETTER

Sharecare Overview

- A **comprehensive digital solution** helping people build longer, better lives
- Operating across **three divisions:**

ENTERPRISE | PROVIDER | CONSUMER

INVESTMENT PARTNERS

LIVING ROOM	EXAM ROOM	WORKPLACE	FINANCIAL
Discovery Communications	HCA Hospital Corporation of America	Aflac	Claritas Capital
Hearst corporation	Heritage Group	BlueCross BlueShield of Arizona	Summit Partners
Oprah	Trinity Health	CareFirst	Swiss Re
The Dr. Oz Show	Wellstar	hmsa	Wellington Management
Sony Pictures Television		Quest Diagnostics	Wells Fargo



SHARECARE BY THE NUMBERS

2012
launched Sharecare platform

~64K
employer clients

9M+
eligible lives

6K+
health system clients

127
top life sciences brands

$500M
total capital raised

$408M
2021E revenue

$31M
2021E adjusted EBITDA

5

6 Note: includes doc.ai acquisition; adjusted EBITDA reflects removal of non - cash operating expenses (stock option compensation expense), severance and acquisition - related costs; 2021 forecast includes $3.9M of IPO - related operating expenses EBIT D A margin 9% 8% 11% 15% ’20 – ’23 C A GR: 46% A DJU S TED EBIT D A GROSS PROFIT ’20 – ’23 C A GR: 29% R evenue growth 24% 30% 22% REVENUE ’20 – ’23 C A GR: 26% 2020 2021 2022 2023 $329 $408 $533 $653 $169 $208 $286 $364 2020 2021 2022 2023 $32 $31 $61 $101 2020 2021 2022 2023 Gross profit margin 51% 51% 54% 56% Delivering Accelerated Growth with Significant Operating Leverage ALL TOGETHER BETTER $, in millions

7 Category of One: Business Positioned for Growth and Scale C omp r ehens i v e Platform Diversified Revenue & Scale Data & Inn o v ation Innovative digital health platform based on human - centric design Diversified portfolio with opportunity to capture $1B++ in incremental revenue from existing customers At the intersection of technology, healthcare, & media, creating data - driven solutions Positioned for success with strong revenue visibility, scale, and profitability Di ﬀ e r entia t e d Financial Performance High - growth, recurring revenue driving 20% sustainable YoY growth

8 ALL T OGETHER BETTER Comprehensive Platform

COMPREHENSIVE PLATFORM

Personalized Digital Platform Enabling Productized Engagement





MESSAGING
MOTIVATION
MANAGEMENT
MEASUREMENT
MOVEMENT
RealAge Score
50Y 02M
Improve your RealAge
Joyce Kimball
Track
Today
Jan 17, 2021
Add Today's Entries
Steps
sharecare
All together better
Create Account
Benefits
GENERA
Rewards
Diabetes Prevention
Unwinding Anxiety
Medical
Telehealth
Together but Apart
Team Steps Challenge

ENTERPRISE	PROVIDER	CONSUMER
Benefits navigation	Health Information Management	Lead generation
Healthcare navigation	Value-based care	Sponsorships
Digital therapeutics	Payment integrity	Audience targeting
Wellness/ well-being	Remote patient monitoring	Condition-specific marketing
Blue Zones Project	Digital engagement	
Health security

COMPREHENSIVE PLATFORM

Personalized Digital Platform Enabling Productized Engagement




MESSAGING
MOTIVATION
MANAGEMENT
MEASUREMENT
MOVEMENT


Welcome, Toni Pashley
Benefits
Challenges
Communications
Company Profile
Member Management
Rewards & Fulfillment

ENTERPRISE

- Benefits navigation
- Healthcare navigation
- Digital therapeutics
- Wellness/ well-being
- Blue Zones Project
- Health security

PROVIDER

- Health Information Management
- Value-based care
- Payment integrity
- Remote patient monitoring
- Digital engagement

CONSUMER

- Lead generation
- Sponsorships
- Audience targeting
- Condition-specific marketing

DIVERSIFIED REVENUE & S C ALE Enterprise Solutions 11

ENTERPRISE SOLUTIONS



Opportunity: Fragmented Offerings Driving **Cost & Vendor Fatigue**

sharecare

- Lifestyle mgmt
- Communications
- Medication adherence
- Care coordination
- Biometric screening
- Telehealth
- Pharmacy
- Second opinion
- Medical devices
- Condition management
- Pregnancy/family
- Weight/nutrition
- Transparency
- Behavioral health
- Financial well-being
- Physical activity/wellness
- Sleep
- Smoking cessation
- Provider networks
- Onsite/near-site
- Incentives
- Food logging
- Advocacy
- MSK

WELLNESS/WELL-BEING

limeade, Virgin Pulse, WebMD, Welltok, StayWell, Vitality, RALLY

BENEFITS NAVIGATION/HUB

Castlight - Jiff, BenefitHub, evive

HEALTH NAVIGATION

Quantum, Compass, Accolade

COMPREHENSIVE PLATFORM

sharecare

WELLNESS/WELL-BEING | BENEFITS NAVIGATION/HUB | HEALTH NAVIGATION

MY HEALTH — RESILIENCY + SECURITY + COMMUNITY + — OUR HEALTH

- RESILIENCY: Sharecare digital platform
- SECURITY: Sharecare Verified
- COMMUNITY: Community Well-Being Index/Blue Zones Project

12

ENTERPRISE SOLUTIONS

Integrated Solution Lowering Healthcare Costs, Improving Outcomes, and Increasing Satisfaction

sharecare

$188M	$239M*	58%*
2020 revenue	2021 revenue	of 2021 revenue

Products include:
- Benefits navigation
- Healthcare navigation
- Digital therapeutics
- Wellness/well-being
- Blue Zones Project
- Health security

Revenue model: Recurring multi-year contracts with upsell opportunities

Pricing structure: PMPM, per enrollee

Client base: 28 direct large employers, 10 health plans providing access to another ~64K employers, 12 public sector clients


9:41
Benefits
GENERA INCORPORATED
Available for You
Rewards
Get rewarded for staying healthy
Diabetes Prevention
Get help to reduce risk
Unwinding Anxiety
Learn to control anxiety
Medical
Genera Health information
Telehealth
Manage your chronic conditions
Quest
Get your biometric screening
Home
Track
Discover
Achieve
You

KEY HEALTH PLAN CLIENTS:
Anthem, BlueCross BlueShield Arizona, BlueCross BlueShield Minnesota, CareFirst, CarePlus, CENTENE Corporation, HIGHMARK, Humana

KEY EMPLOYER CLIENTS:
AmerisourceBergen, asurion, DELTA, Exelon, LOCKHEED MARTIN, SAMSUNG, StateFarm, Walmart, USI

KEY PUBLIC SECTOR CLIENTS:
BeWell, LAPRA, LOS ANGELES FIREMEN'S RELIEF ASSOCIATION

* estimated, 2021 includes doc.ai acquisition stub period revenue

13

Land and Expand: Comprehensive Offering to Improve Health ENTERPRISE SOLUTIONS Marketplace of Targeted Digital Therapeutic Programs Core Digital Platform Population risk stratification Member engagement Incentives management Existing client base Claims ingestion PMPM incremental fee per enrollee Health Plan Client: Accelerated growth for diabetes prevention program from 500 members/month to ~3K members/month (in past 6 months) with an eligible population of ~400K members. $1B revenue opportunity by activating digital therapeutics 14

ENTERPRISE SOLUTIONS

Established Strategy to Drive Revenue Growth

Utilizing an omni-channel approach to activating **7M+ eligible lives** in digital therapeutics across currently contracted client base

Expand footprint

- **New logos**
- Additional Blues and other health plans
- Executing on prospective pipeline representing ~9,500 new employers

New digital therapeutics product offerings

- Increase **digital therapeutics programs offerings** for 2021
  - Hypertension, asthma/COPD, sleep, EAP, mental health, second opinion, advocacy/concierge
- Immediate revenue to Sharecare based on existing contracts
- Ability to activate anytime during calendar year

Activate eligible lives within clients

- Investing in **advanced sales and marketing tactics**
- Targeted digital modeling and marketing to expand eligible activations


9:41
All
Let's make today a Green Day!
Genera Incorporated
Are you managing your diabetes properly?
There's a lot you can do to live better with diabetes.
View Tips

15

DIVERSIFIED REVENUE & S C ALE Provider Solutions 16

PROVIDER SOLUTIONS

Improving Efficiency and Patient Care

sharecare

$79M	$104M*	26%*
2020 revenue	2021 revenue	of 2021 revenue

Products include:
- Health Information Management
- Value-based care
- Payment integrity
- Remote patient monitoring
- Digital engagement

Revenue model: Recurring multi-year contracts with upsell opportunities

Pricing structure differs by product: Gainshare, SaaS platform fee, per record request

Client base: 6,000 hospitals & physician practices, **95+** health plans and audit clients

Services are in **strategic and financial alignment with providers** offering significant benefits and revenue upside


9:41
All
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KEY PROVIDER CLIENTS:

- Ascension Medical Group
- aetna
- Atrius Health
- Baptist Health
- of Tennessee
- Cedars-Sinai
- CHS Community Health Systems
- Florida Blue
- Harvard Pilgrim HealthCare
- HonorHealth
- Humana
- Mass General Brigham
- Sharp Rees-Stealy Medical Group
- Steward
- WellCare

* estimated

17

PROVIDER SOLUTIONS

Comprehensive Solutions Addressing Providers' Needs

sharecare

Core Service

HEALTH INFORMATION MANAGEMENT



- Release of information (ROI)
- Medical record requests & retrieval
- Medical record audits & reviews
- Dynamic insights (AI)
- Forms management

VALUE-BASED CARE



- High risk patient stratification
- High cost claimant/care gap analysis
- Clinical measures & reporting
- Practice provider and network performance

PAYMENT INTEGRITY



- Fraud, waste, and abuse
- Audit/denial mgmt services
- Clinical validation
- Pre-submission claim review insights (AI)
- Coding & pricing audits

REMOTE PATIENT MONITORING



- Diabetes prevention and management
- Heart disease (Ornish Lifestyle Medicine)
- Obesity & nutrition support

Digital Platform

PATIENT ENGAGEMENT


Learn how you can manage chronic pain without drugs

Building upon **core provider service** to offer incremental services with **existing contracts representing a $1B opportunity**

18

Driving Significant Near - Term Revenue Growth and Margin Expansion PROVIDER SOLUTIONS Expand product portfolio • • • Deploy value - based care and payment integrity across 6 , 000 clients Integrate denial management services & remote patient monitoring Sharecare - enabled clinician to close gaps - in - care Expand customer footprint • Continue momentum with organic growth with new health system and payor clients Opportunity to expand top 25 currently contracted clients to additional 4,000+ sites Leveraging channel partnerships to increase penetration into the MSK space and increase sales velocity Leverage deep relationships in employer and health plan space to cross - sell payment integrity solutions • • • 19

DIVERSIFIED REVENUE & S C ALE Consumer Solutions 20

Key Strategic Driver for Consumer Acquisition, Content Creation and Data - Driven Digital Activation 21 CONSUMER SOLUTIONS KEY LIFE SCIENCES CLIEN T S: 100M first - party user database Significant content library and video capabilities Over 2.5M highly - engaged followers across our social platforms, more than all our competitors combined Real - time health profiling engine delivers 400K new users per month Strong ROI performance validated by 160 third - party measured campaigns $58M 2020 revenue $65M* 2021 revenue 16%* of 2021 revenue Products include: • • Lead generation Sponsorships • Audience targeting • Condition - specific marketing * estimated; 2020 revenue figure excludes $3M in sales from discontinued operations

CONSUMER SOLUTIONS

Driving Growth with Core Life Sciences Clients and New Initiatives

Retention and growth of existing life sciences clients	• Expand beyond our current **life sciences brand campaigns** • Contract renewals with significant increases in commitments • **80%+ retention rate**
Focus on integrated marketing solutions	• Advance targeting through **real-time health profiling engine** • Leverage **expert content, high engagement experiences** • Continue to roll out new innovative, interactive products
Enhanced performance & scale	• **Advanced analytics, predictive modeling and insights** • **Grow SEO traffic** via web enhancements • Continue to **grow members/registrations**
Visual health & paid apps	• Expand YOU platform of ***medical animations and paid app sales*** • Launch new **mental health and well-being paid app, Unwinding** • Grow streaming service and clinical customers of Sharecare Windows content (**Amazon Prime streams 3.8 years of content daily**)


Select an option below
sharecare
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Tap on the answers that most relate to you and we'll curate personalized content to help you along your CD or UC journey.
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22

ALL T OGETHER BETTER Data & Innovation 23

DATA & INNOVATION

Community Well-Being

sharecare

Sharecare Community **Well-Being Index**

WELL-BEING INDEX

- PHYSICAL
- COMMUNITY
- PURPOSE
- SOCIAL
- FINANCIAL

SDOH

- HEALTHCARE ACCESS
- FOOD ACCESS
- RESOURCE ACCESS
- ECONOMIC SECURITY
- HOUSING & TRANSPORTATION

STATE/CITY/COMMUNITY RANKINGS


Discover
What are you looking for?
Atlanta
Featured Offers
Georgia
It's Not the Economy, Stupid
The unhappy states of America: Despite an improving economy, Americans are glum

PROVEN OUTCOMES

- Longevity
- Medical & Rx Spend
- Emergency Room Visits
- Hospitalizations
- Bed Days
- Absenteeism
- Presenteeism
- Short-term Disability
- Job Performance
- Intention to Stay
- Voluntary Turnover
- Involuntary Turnover
- PMPM Cost
- S&P 500
- Unemployment
- Consumer Price Index

COMMUNITY TRANSFORMATION

BLUE ZONES PROJECT by sharecare

Transforming health and well-being one person, one community at a time through **people, place, and policy change**.

24

Health Security DATA & INNOVATION Digital Vaccine Assistant A comprehensive package for vaccine adherence with award - winning content for vaccine information, verified testing sites for health security, a digital vaccine assistant, and robust analytics/reporting built to scale. Facility & Employee Readiness A platform to help unify and verify the different approaches for health security for facility and employee certification to ensure a safe and secure location for employees, guests, and customers. Well - Being@Work Integrated suite of products and solutions targeted to help your employees and members cope with / COVID - 19, including COVID - 19 resources and award - winning programs. 25

The Future of UI is No UI DATA & INNOVATION • We leverage every component of the phone • People live on their phones, consume and collect data via pictures, videos, voice • We have built neural nets under the form of smart selfies, smart videos and smart pictures • For a frictionless experience that augments engagement • We are adding new dry bio - markers for progression and regression of symptoms Smart AI for AI for AI for Wallet for Environmental Chatbot Telehealth Genome SDOH Voice Face selfie medication mood food rewards health browser PH O T O V OICE TEXT VIDEO 26

DATA & INNOVATION

Personal Care Advocacy Features

Anthem. sharecare



All
Daily Check-in
See All
A guide for yourself & your health
Heather Smith
Hi Mike, how can I help you?
Call Advocate
Get Coaching
Contact Support

1 ONE APP, ALL BENEFITS

- Benefits, eligibility, claims
- Find care, telemedicine
- Spending accounts
- Point solutions
- Flexibility to integrate with client plans

2 DIGITAL ADVOCACY

- Daily digital check-in activities
- Digital coaching
- Mini programs for lifestyle risks
- AI-assist for advocate empowerment

3 FAMILY ADVOCATE, ALL BENEFITS

- Single point of contact - one number/ one chat
- Trusted, compassionate, responsive, proactive
- "Here when you need us", barriers remove
- Seamless workflows – no balls dropped
- Member/family 360 view enabled interactions

4 WELLNESS + CARE MANAGEMENT

- Track and positively impact well-being dimensions to improve health
- Multi-disciplinary care management team to address high/emerging risk conditions
- Family nurse care advocate
- Improve performance and reduce healthcare costs

5 PROVIDER ENABLEMENT/ INTEGRATION

- Provider inquiries handled by family advocate
- Nurse advocates collaborate with providers on care plans
- Integration of care gaps within provider EMR workflows for faster gap closure

6 PRECISION OUTREACH

- SmartSensing next best action triggers from multi-plan predictive analytics and AI
- Targeted digital and high-touch outreach
- AI-enabled Interventions/nudges to address unfavorable trends & variances

27

C A TEGO R Y OF ONE Diﬀerentiated Financial Performance 28

Key Financial Highlights DIFFERENTIATED FINANCIAL PERFORMANCE R evenue visibility • Recurring revenue driven by multi - year contracts • • Adjusted EBITDA positive with continued operating leverage Medium - term opportunity to drive gross margin and adjusted EBITDA margins to 55% and 25%, respectively • Platform positioned to capture significant digital health opportunity • Launched new digital therapeutics product line with $1B opportunity from existing clients • Introduced health security and vaccine adherence solutions • Diversified customer base drives opportunity to upsell to existing clients and cross - sell across our divisions Expanded customer base with major enterprise client wins – Centene, Humana, Delta – with significant pipeline of potential clients • Growth Profitability Scale 29

30 DIFFERENTIATED FINANCIAL PERFORMANCE Delivering Accelerated Growth Achieve scale profitability through significant operating leverage NOTE: Adjusted EBITDA reflects removal of non - cash operating expenses (stock option compensation expense and warrant value tied to client contracts), severance and acquisition - related costs; projections include doc.ai acquisition; 2021 forecast includes $3.9M of IPO - related operating expenses. Projected Financial Summary ($, in millions) 20 - 23E CAGR 26% 29% - 46% - Medium term $1,000 550 55% $250 25% 2020A 2021E 2022E 2023E Revenue $329 $408 $533 $653 Gross profit 169 208 286 364 Gross margin 51% 51% 54% 56% Adjusted EBITDA $32 $31 $61 $101 Adjusted EBITDA margin 9% 8% 11% 15%

DIFFERENTIATED FINANCIAL PERFORMANCE

97% of 2021 is Contracted as of Today

Focusing the growth story: Base case provides substantial growth with further opportunity for upside

2020A – 2021E Revenue Bridge ($, in millions)


$329
$49
$25
$5
$408
2020A total
Enterprise
Provider
Consumer
2021E total

Enterprise:
- Reflects **new client wins** including Centene, Humana, and Delta
- **Digital therapeutics programs** assume only **~2% penetration** of contracted SAM of $1B
- Significant **health security** revenue opportunity
- Land and expand large heath plans

Provider:
- Growth of core offerings in line with **historical trends**
- Go-get supported by **substantial pipeline** of potential incremental revenue for 2021

31

2 0 21 H1 Highlights DIFFERENTIATED FINANCIAL PERFORMANCE Q2 1. Q2 revenue guidance is $96.5M – $98.5M (~23%+ growth over prior year period) 2. R evenue growth over prior quarter (Q1 2021) is projected to be ~$7M - $9M (or ~8%+) 3. Q2 Adj of EBIT D A $6.5M is in line with expectations Q1 1. Revenue of $89.6M compared to $81.9M, an increase of 9% 2. Adjusted EBIT D A of $6.5M, representing an increase of 96% H1 Highlights 1. Added new employer, government, provider, and life sciences customers 2. Expanded into the Medicaid/Medicare Advantage market 3. Accelerated adoption of various digital therapeutics marketplace offerings 4. Successfully launched new health security products into the market 5. Secured $50M investment from second largest health plan in U .S. to co - develop next generation multi - payor advocacy solution as an extension to the Sharecare digital platform 32

Built for Scale and Accelerated Revenue Growth DIFFERENTIATED FINANCIAL PERFORMANCE • • New digital therapeutics programs Market entry into adjacent verticals • Establish partnerships to continue to bring leading offerings to our customers • • Deliver innovative AI solutions Penetration of health security, vaccine assistant products • • Cross - sell opportunities across our businesses Drive enrollments and engagement for digital therapeutics • Identified pipeline of potential new customers , including health plans, employers, providers NEW CLIEN T S EXPAND WITH EXISTING CLIENTS NEW PRODUC T S PARTNERSHIPS INORGANIC GROWTH (M&A) Multiple paths to $1B+ of medium - term revenue 33

C A TEGO R Y OF ONE All Together Better 34

sharecare

B2B2P

Category of One

Comprehensive Platform

Innovative digital health platform based on human-centric design.

Diversified Revenue & Scale

Diversified portfolio with opportunity to **capture $1B++ in incremental revenue from existing customers**.

Data & Innovation

At the **intersection of technology, healthcare, and media** creating data-driven solutions.

Differentiated Financial Performance

Positioned for success with **strong revenue visibility, scale, and profitability.**

Watch: Sharecare - Category of One

35

A p p endix

C A TEGO R Y OF ONE Transaction Overview 37

TRANSACTION OVERVIEW

Pro Forma Capitalization and Ownership

sharecare

Key Deal Considerations:

- **Up to $770M of cash from Falcon and PIPE investors**
- $401M of PF cash at closing to drive additional investments and M&A
- $275M of secondary sale relative to $450M of total invested capital
  - Represents less than 7% of total PF equity value
  - Pro-Rata selling of secondary shares by senior leadership in the transaction
- **Post-money EV/2021E revenue of 9.5x**

Pro Forma Ownership:

- Sharecare investors and insiders to own 80%
- Proper alignment with senior management and employees for long-term value creation
  - Senior management/employee ownership (incl. stock options): 22%
  - Senior leadership locked up for 12 months (subject to performance triggers)
- SPAC IPO/PIPE investors will own 20%

Estimated Transaction Sources & Uses[1]

($ in millions)

Sources	
Cash from Falcon Capital Acquisition Corp.	$345
Cash from PIPE	425
Strategic preferred investment[2]	25
Total Sources	**$795**

Uses	
Cash to existing shareholders	$275
Cash to balance sheet	401
Cash to repay existing debt	65
Estimated transaction expenses	54
Total uses	**$795**

Post-Money Valuation at Close

($ In millions)

PF transaction	
Sharecare pre-money equity value	$ 3,768
(+) SPAC IPO shares	345
(+) PIPE & strategic preferred investment	450
(+) Founder shares[1]	56
(-) Secondary sale	(275)
Total equity value	**$ 4,343**
(+) Debt at close	0
(-) Cash at close	(401)
PF Enterprise value	**$ 3,942**
PF EV / 21E revenue	**9.5 x**

[1] Gives effect to surrender 15% of Founder shares held by Sponsor and a transfer of 5% to a Sharecare charity. 75% of the remaining 80% to convert to Class A shares upon closing of the merger. Balance subject to stock price-performance based earnouts. Assumes no earnout or warrant exercise at closing. Assumes no redemptions. [2]$25-50M of convertible preferred stock, 5-year mandatory redemption, terms to be finalized per definitive documentation.
Note: Includes the $175M acquisition of doc.ai, with consideration in the form of $146M in stock and $29M in cash.

38

39 TRANSACTION OVERVIEW Attractive Entry Point for Investors As of 03 - Jun - 2021 Source: Wall Street Research, IBES and Market data as of 03 - Jun - 2021, Sharecare management projections 1 Adjusted by C Y22 - 23E R evenue Growth Growth Adjusted 1 0.25 x 0 .48 x 0.35 x 0.32 x 0.35 x 0 .31 x C Y 2022 - 23E R evenue Growth C Y 2021E EV / R evenue Growth Adjusted 1 0.32 x 0.46 x 0.58 x 0.42 x C Y 2022E EV / R evenue 0.44 x 0.38 x 9.5 x 12.6 x 12.5 x 12.2 x 10.5 x 9.3 x Median: 12.2 x 7.4 x 10.2 x 9.7 x 9.4 x 8.5 x 7.4 x Median: 9.4 x 29.3% 29.1% 27.5% 24.1% 24.0% 21.4 % Median: 24.1%